                                     UNITED STATES
                             SECURITIES & EXCHANGE COMMISSION
                                Washington D.C. 20549


                                     SCHEDULE 13G
                        UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. __)*

                                  TeleCorp PCS, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Class A Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                   879299105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 NOT APPLICABLE
-------------------------------------------------------------------------------
                 (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879299105               13G                              Page 2 of 11

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Whitney Equity Partners, L.P., a Delaware limited partnership (IRS Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners, L.L.C. are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr.,
     Daniel J. O'Brien and Michael R. Stone.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                     2,735,738 shares of Class A Common Stock
 Owned by                         (including shares issuable upon conversion
 Each Reporting                   of Class C and Class D Common Stock)
 Person With:                --------------------------------------------------
                              (6) SHARED VOTING POWER

                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  2,735,738 shares of Class A Common Stock
                                  (including shares issuable upon conversion
                                  of Class C and Class D Common Stock)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,735,738 shares of Class A Common Stock   (including shares issuable upon
     conversion of Class C and Class D Common Stock)

-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                           3.2%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-------------------------------------------------------------------------------

CUSIP No. 879299105               13G                              Page 3 of 11

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     J.H. Whitney III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone. .

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                     6,350,361 shares of Class A Common Stock
 Owned by                         (including shares issuable upon conversion
 Each Reporting                   of Class C and Class D Common Stock)
 Person With:                --------------------------------------------------
                              (6) SHARED VOTING POWER
                                  -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  6,350,361 shares of Class A Common Stock
                                  (including shares issuable upon conversion
                                  of Class C and Class D Common Stock)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,350,361 shares of Class A Common Stock   (including shares issuable upon
     conversion of Class C and Class D Common Stock)

-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                           7.5%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-------------------------------------------------------------------------------

CUSIP No. 879299105               13G                              Page 4 of 11

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Whitney Strategic Partners III, L.P., a Delaware limited partnership
     (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                     153,028 shares of Class A Common Stock
 Owned by                         (including shares issuable upon conversion
 Each Reporting                   of Class C and Class D Common Stock)
 Person With:                --------------------------------------------------
                              (6) SHARED VOTING POWER

                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  153,028 shares of Class A Common Stock
                                  (including shares issuable upon conversion
                                  of Class C and Class D Common Stock)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,028 shares of Class A Common Stock   (including shares issuable upon
     conversion of Class C and Class D Common Stock)

-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                           0.2%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-------------------------------------------------------------------------------

CUSIP No. 879299105               13G                              Page 4 of 11

ITEM 1.
             (a)    Name of Issuer:
                    TeleCorp PCS, Inc.

             (b)    Address of Issuer's Principal Executive Offices:

                       1010 North Glebe Road, Suite 800
                       Arlington, VA 22201

ITEM 2.

             (a)    Name of Person Filing:

                    (i) Whitney Equity Partners, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Equity Partners, L.P. is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

                     (ii) J.H. Whitney III, L.P. is a Delaware limited partnership. The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

                     (iii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter
M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

             (b) Address of Principal Business Office or, if none, Residence:

                     (i) Whitney Equity Partners, L.P.
                         177 Broad Street
                         Stamford, CT 06901

CUSIP No. 879299105               13G                              Page 5 of 11

                     (ii)  J.H. Whitney III, L.P.
                           177 Broad Street
                           Stamford, CT 06901

                     (iii) Whitney Strategic Partners III, L.P.
                           177 Broad Street
                           Stamford, CT 06901

             (c) Citizenship:


                     (i) Whitney Equity Partners, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

                     (ii) J.H. Whitney III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

                     (iii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

                     (d) Title of Class of Securities:

                         Class A Common Stock

                     (e) CUSIP Number:

                         879299105

ITEM 3.              IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                     OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                     (a) / / Broker or dealer registered under section 15 of
                             the Act (15 U.S.C.78o)

                     (b) / / Bank as defined in section 3(a)(6) of the Act
                            (15 U.S.C. 78c).

                     (c) / / Insurance company as defined in section
                             3(a)(19) of the Act (15 U.S.C. 78c).

                     (d) / / Investment company as defined in section
                             3(a)(19) of the Act (15 U.S.C. 78c).

                     (e) / / An investment adviser in accordance with
                             Section 240.13d-1(b)(1)(ii)(E);

                     (f) / / An employee benefit plan or endowment fund in
                             accordance with

CUSIP No. 879299105               13G                              Page 7 of 11


                         Section 240.13d-1(b)(1)(ii)(F);

                 (g) / / A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G);

                 (h) / / A savings associations as defined in Section 3(b)
                         of the Federal Deposit Insurance Act (12 U.S.C.
                         1813);

                 (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) / / Group, in accordance with
                         Section 240.13d-1(b)(1)(ii)(J)

                 If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

ITEM 4.          OWNERSHIP.

                 The following information is provided as of December 31, 1999:

                 (a) Amount beneficially owned:

                    (i) Whitney Equity Partners, L.P. is the beneficial owner of 2,735,738 shares.(1),(4)

                    (ii) J.H. Whitney III, L.P. is the beneficial owner of 6,350,361 shares.(2),(4)

                    (iii) Whitney Strategic Partners III, L.P. is the
                            beneficial owner of 153,028 shares.(3),(4)

------------------

     (1) The figure for the amount beneficially owned by Whitney Equity Partners, L.P. represents shares of Class A Common Stock and shares of Class A Common Stock issuable upon the conversion of Class C and Class D Common Stock held by such partnership (2,694,260 shares of Class A Common Stock, 5,046 shares of Class C Common Stock and 36,432 shares of Class D Common Stock).

     (2) The figure for the amount beneficially owned by J.H. Whitney III, L.P. represents shares of Class A Common Stock and shares of Class A Common stock issuable upon the conversion of Class C and Class D Common Stock held by such partnership (6,255,859 shares of Class A Common Stock, 11,498
Class C Common Stock and 83,004 shares of Class D Common Stock).

     (3) The figure for the amount beneficially owned by Whitney Strategic Partners III, L.P. represents shares of Class A Common Stock and shares of Class A Common stock issuable upon the conversion of Class C and Class D Common Stock held by such partnership (150,746 shares of Class A Common Stock, 279 shares of Class C Common Stock and 2,003 Class D Common Stock).

     (4) Whitney Equity Partners, L.P., J.H. Whitney III, L.P., and Whitney Strategic Partners III, L.P. disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

CUSIP No. 879299105               13G                              Page 8 of 11

           (b) Percent of class:

              (i)    3.2% for Whitney Equity Partners, L.P.;

              (ii)   7.5% for J. H. Whitney III, L.P.; and

              (iii)  0.2% for Whitney Strategic Partners III, L.P.

           (c) Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    2,735,738 shares for Whitney Equity Partners, L.P.;

                    6,350,361 shares for J.H. Whitney III, L.P.; and

                    153,028 shares for Whitney Strategic Partners III, L.P.

              (ii)  Shared power to vote or to direct the vote:

                    0 shares for Whitney Equity Partners, L.P.;

                    0 shares for J. H. Whitney III, L.P.; and

                    0 shares for Whitney Strategic Partners III, L.P.

              (iii) Sole power to dispose or to direct the disposition of:

                    2,735,738 shares for Whitney Equity Partners, L.P.;

                    6,350,361 shares for J.H. Whitney III, L.P.; and

                    153,028 shares for Whitney Strategic Partners III, L.P.

               (iv) Shared power to dispose or to direct the
                    disposition of:

`                    0 shares for Whitney Equity Partners, L.P.;

                    0 shares for J.H. Whitney III, L.P.; and

                    0 shares for Whitney Strategic Partners III, L.P.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

CUSIP No. 879299105               13G                              Page 9 of 11


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Equity Partners, L.P., J.H. Whitney III, L.P., and Whitney Strategic Partners III, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

CUSIP No. 879299105               13G                              Page 10 of 11

                                  SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of Whitney Equity Partners, L.P., J. H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. certify that the information set forth in this statement is true, complete and correct.

                             February 14, 2000
                             --------------------------------
                                 Date

                             WHITNEY EQUITY PARTNERS, L.P.

                             By: J.H. Whitney Equity Partners, L.L.C.
                                 General Partner

                             By: /s/ Daniel J. O'Brien
                                --------------------------------
                                 Daniel J. O'Brien
                                 Managing Member

                             J. H. WHITNEY III, L.P.

                             By: J. H. Whitney Equity Partners III, L.L.C.
                                 General Partner

                             By: /s/ Daniel J. O'Brien
                                --------------------------------
                                 Daniel J. O'Brien
                                 Managing Member

                             WHITNEY STRATEGIC PARTNERS III, L.P.

                             By: J. H. Whitney Equity Partners III, L.L.C.
                                 General Partner

                             By: /s/ Daniel J. O'Brien
                                --------------------------------
                                 Daniel J. O'Brien
                                 Managing Member

CUSIP No. 879299105               13G                              Page 11 of 11


                                                                       Exhibit A
                              JOINT FILING AGREEMENT
                              ----------------------

     In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.01 par value per share, of TeleCorp PCS, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2000.

                             WHITNEY EQUITY PARTNERS, L.P.

                             By: J.H. Whitney Equity Partners, L.L.C.
                                 General Partner

                             By: /s/ Daniel J. O'Brien
                                --------------------------------
                                 Daniel J. O'Brien
                                 Managing Member

                             J. H. WHITNEY III, L.P.

                             By: J. H. Whitney Equity Partners III, L.L.C.
                                 General Partner

                             By: /s/ Daniel J. O'Brien
                                --------------------------------
                                 Daniel J. O'Brien
                                 Managing Member

                             WHITNEY STRATEGIC PARTNERS III, L.P.

                             By: J. H. Whitney Equity Partners III, L.L.C.
                                 General Partner

                             By: /s/ Daniel J. O'Brien
                                --------------------------------
                                 Daniel J. O'Brien
                                 Managing Member